


11016916

SEC............................MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
SEC Mail Processing Section

FORM X-17A-5
PART III

FEB 25 2011

Washington, DC
110

SEC FILE NUMBER
8- 35151

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___1/1/10___ AND ENDING___12/31/10___
                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOULD, AMBROSON & ASSOCIATES LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___600 OLD COUNTRY ROAD, SUITE 337___
                            (No. and Street)

___GARDEN CITY___   ___NEW YORK___   ___11530___
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   MATTHEW E. ECKSTEIN   (516) 741-0500
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   BATTAGLIA AVELLINO & CO CPA PC

                     (Name – *if individual, state last, first, middle name*)

___7 DAWSON STREET___   ___HUNTINGTON STATION___   ___11746___
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __MATTHEW E. ECKSTEIN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GOULD, AMBROSON & ASSOCIATES LTD.__ , as of __DECEMBER 31__ , 20__10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__VICE-PRESIDENT__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOULD, AMBROSON & ASSOCIATES LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

GOULD, AMBROSON & ASSOCIATES LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

BATTAGLIA, AVELLINO & CO., P.C.

Certified Public Accountants

7 Dawson Street
Huntington Station, NY 11746-4029

Tel: (631) 424-6505 • Fax: (631) 424-6511

Mr. Jay A. Ambroson
Gould, Ambroson & Associates Ltd.
600 Old Country Road - Suite 337
Garden City, New York 11530

INDEPENDENT AUDITOR'S REPORT

Gentlemen:

We have audited the accompanying balance sheet of Gould, Ambroson & Associates Ltd. as of December 31, 2010, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gould, Ambroson & Associates Ltd. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination was made for the purposes of forming an opinion on the basic financial statements taken on a whole of Gould, Ambroson & Associates Ltd. The supplementary data included in Schedules 1 and 2 is presented for supplementary analysis purposes and is not necessary for a fair presentation of the financial position of Gould, Ambroson & Associates Ltd. The supplementary data has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is stated fairly in all material respects only when considered in conjunction with the financial statements taken as a whole.

Battaglia, Avellino & Co CPA PC

Certified Public Accountants
February 10, 2011



GOULD, AMBROSON & ASSOCIATES LTD.
BALANCE SHEET
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS
Cash	$ 83,876	
Accounts receivable	174,471	
Total Current Assets		$ 258,347
Total Assets		$ 258,347

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Commissions payable	$ 197,869	
Total Current Liabilities		$ 197,869
Total Liabilities		197,869

STOCKHOLDERS' EQUITY
Common stock	15,000	
Additional paid in capital	46,245	
Retained earnings (deficit)	(767)	
Total Stockholders' Equity		60,478
Total Liabilities and Stockholders' Equity		$ 258,347

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE
Commissions - Mutual Funds $ 1,241,805
Commissions - Individual Trades   624
Interest income   99

    Total Revenue $ 1,242,528

GENERAL AND ADMINISTRATIVE
Commission expense   1,213,686
Professional fees   5,317
Clearing fees   2,974
Licenses, dues and permits   685
Insurance   2,278
Regulatory fees   3,289
Office expenses   13,999

    Total General and Administrative Expenses   1,242,228

    Income from Operations   300

OTHER INCOME AND EXPENSES
New York State Corporate filing fee   (300)

    Other Income (expenses) - Net   (300)

NET INCOME $ - 0 -

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES

Net income		$ - 0 -
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities: Changes in Assets and Liabilities Affecting Operating Activities:		
Increase in accounts receivable	$ (173,671)	
Increase in commissions payable	179,687	
		6,016
Net Cash Provided by Operating Activities		6,016
Net Increase in Cash		6,016
Cash at beginning of year		77,860
Cash at end of year		$ 83,876

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Deficit
Balance, January 1, 2010	$ 15,000	$ 46,245	$ (767)
Capital contributions	- 0 -	- 0 -	- 0 -
Net income (loss)	- 0 -	- 0 -	- 0 -
Balance, December 31, 2010	$ 15,000	$ 46,245	$ (767)

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Gould, Ambroson & Associates Ltd., (the Company) is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the FINRA.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Pershing, LLC, all individual security transactions of the Company and its customers are introduced and cleared of a fully disclosed basis through Pershing, LLC. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Pershing, LLC.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2010, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status and the stockholders include the Company's earnings on their individual tax returns.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - <u>**NET CAPITAL REQUIREMENTS**</u>

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 for the FINRA and also requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $60,478 which was $10,478 in excess of the amount required.

NOTE 3 - <u>**RESERVE REQUIREMENTS**</u>

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

NOTE 4 - <u>**EXCESS NET CAPITAL**</u>

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2010. There were no material differences in the computation of net capital of Gould, Ambroson & Associates Ltd.

GOULD, AMBROSON & ASSOCIATES LTD.
STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$ - 0 -
Changes	- 0 -
Balance - End of Period	$ - 0 -

GOULD, AMBROSON & ASSOCIATES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Net Capital

    Total Stockholders' Equity $ 60,478

Deductions and/or charges
  Non-allowable assets   - 0 -

Net capital before haircuts on securities position   60,478

Haircuts on securities position   - 0 -

Net Capital (Note 2) $ 60,478

Aggregate Indebtness (Note 2)
  Items included in the statement of financial condition

    Commissions Payable $ 197,869

Computation of Basic Net Capital Requirement
  Minimum net capital required $ 50,000

Excess Net capital (Note 2 & 4) $ 10,478

BATTAGLIA, AVELLINO & CO., P.C.
Certified Public Accountants
7 Dawson Street
Huntington Station, NY 11746-4029

Tel: (631) 424-6505 • Fax: (631) 424-6511

Gould, Ambroson & Associates Ltd.
600 Old Country Road - Suite 337
Garden City, New York 11530

Gentlemen:

We have audited the financial statements of Gould, Ambroson & Associates Ltd. for the year ended December 31, 2010 and have issued our report thereon dated February 10, 2010. As part of our audit, we made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Gould, Ambroson & Associates Ltd., that we considered relevant to the objectives stated in Rule 17a-5 (g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system of internal accounting control of Gould, Ambroson & Associates Ltd. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission and FINRA and should not be used for any other purpose.

Battaglia, Avellino & Co., P.C.

Certified Public Accountants

February 10, 2011